TO:

All Employees

FROM:

Jeff Holmes

CEO

STATEMENT OF CORPORATE ETHICS

Calibrus, Inc. and its subsidiaries have a responsibility to ensure that all associates (employees) perform their duties in a manner that conforms to all applicable laws and the highest ethical standards.  All employees should familiarize themselves with this policy and feel free to address questions concerning interpretations of same with Legal Department, or me.

The Organization’s Basic Philosophy – Calibrus believes that personal integrity, as well as honest, fair and open dealings with others, are prerequisites to ensuring compliance with this policy.  This policy aids Calibrus in achieving its primary goals in maximizing both profits and shareholder’s return on invested capital.

Calibrus as a Corporate Citizen – As a corporate citizen, Calibrus has a duty to perform in a manner befitting an institution that strives to be both an economic and social asset in the communities where it operates.  In order to do this, Calibrus must use its resources to the best economic advantage, thus benefiting its customers, employees to contribute to or participate in any activity intended to improve their own community.

Equal Opportunity Employment – Calibrus is an Equal Opportunity Employer.  It is the policy of the Company, from recruitment through employment and promotion, to provide equal opportunity at all times without regard to race, color, religion, sex, national origin, disability, qualified veteran status or age.  The Company is committed to keeping discrimination out of the work place and to evaluating employees only on the basis of their performance and abilities.  We are committed to maintaining a workplace free of harassment of any kind, including physical, emotional, sexual or verbal.  All employees are required to support, without reservation, the non-discriminatory policies of the Company.

Political Contributions – It is Calibrus’ policy not to contribute to any political party, committee or candidate for public office.  The policy does not preclude our employees from either rendering services or contributing their own resources to candidates for public office or political committees, if permitted by applicable laws.

Acceptance of Payment/Gifts/Improper Payments – No associate shall directly or indirectly seek or accept any payment, fees, services, or gratuities from any other person, organization or company that seeks or does business with Calibrus.  The receipt of common courtesies, sales promotion items of small value, occasional meals and reasonable entertainment appropriate to a business relationship and associated with business discussions are permitted and are considered consistent with sound business practices.

No payment or transfer of assets may be made unless it is duly authorized, properly accounted for and clearly identified in the Company’s financial records and used as stated in the supporting documentation for same.  Furthermore, no associate shall authorize any payment or the use of any funds for a bribe, “kick-back” or similar payment, which might be constructed as an attempt to obtain favorable treatment.  Under Federal legislation, it is a felony punishable by imprisonment and substantial fines to make payments of this kind to foreign government officials.

Financial Record Keeping – Calibrus’ financial records must fully and fairly reflect all expenditures and receipts.  No undisclosed or unrecorded funds shall be established for any purpose.  Attempts to create false or misleading records are forbidden, and no false or misleading entries shall be made in the Company’s financial records for any reason.

Software Duplication Policy – Calibrus licenses computer software from a variety of outside companies.  Calibrus does not own this software and its related documentation and only has the right expressly stated in the license agreement.  We must therefore strictly adhere to those terms and conditions.  According to the United States copyright laws, illegal reproduction of software can result in civil damages of $50,000 or more, as well as criminal penalties, which could include both fines and imprisonment.

Conflicts of Interest – Employees and their families are expected to be free from personal interests or actions, which may be in conflict with the goals of the Company.  The following situations, which are not intended to be all inclusive, are considered occurrences which could cause a conflict of interest: directly or indirectly owning any interest in a supplier, engaging in a business venture which could be construed as a conflict of interest or allegiance; receiving commissions, fees, loans or gifts of value derived in any way from a supplier; divulging Company information to an unauthorized recipient; or being employed by an organization in a related field while sill be employed by Calibrus.

Proprietary Information – Calibrus’ trade secrets or any other proprietary information must not be disclosed to any company or person outside Calibrus unless such disclosure is made under an approved non-disclosure agreement signed by an authorized representative of Calibrus and the outside party.  Also, employees must protect the proprietary information of Calibrus’ customers, vendors and business employees.

Patents, Copyrights and Trademarks – Employees shall not knowingly infringe or violate any other entity’s or person’s patents, copyrights or trademarks.  Further, Calibrus shall not hire any person in order to obtain a competitor’s trade secrets or confidential information.

In Closing – By observing the highest of ethical standards, we may take pride in our performing in a high competent, professional manner. This will ensure compliance with all applicable laws as well as a beacon to all who deal with Calibrus that Calibrus is truly the leader in all areas with a solid reputation as an exemplary organization.

In order to ensure that all employees have read and understood this policy, we requesting that all employees sign this form and return it to the Human Resource Department.  Thank you for your cooperation.

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I have read this form, and am and have been in compliance with such policy except as noted below:

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Employee Signature

Date

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Name (type or print)